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Exhibit 12.1

B&G Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year Ended Jan. 1, 2011	Year Ended Jan. 2, 2010	Year Ended Jan. 3, 2009	Year Ended Dec. 29, 2007	Year Ended Dec. 30, 2006
Income before income tax expense	$49,151	$28,665	$15,817	$28,465	$17,535
Add:
Fixed charges	42,077	52,881	53,893	52,336	44,840

Income as adjusted	$91,228	$81,546	$69,710	$80,801	$62,375

Fixed charges:
Interest expense (excluding unrealized gain or loss on interest rate swap)	$40,048	$50,973	$52,498	$50,919	$43,481
Portion of rents representative of the interest factor	2,029	1,908	1,395	1,417	1,359

Fixed charges	$42,077	$52,881	$53,893	$52,336	$44,840

Ratio of earnings to fixed charges	2.2x	1.5x	1.3x	1.5x	1.4x

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  Exhibit 12.1
B&G Foods, Inc. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)